EAST BAY PIE CO

OFFERING MEMORANDUM

facilitated by



East Bay Pie

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	East Bay Pie
State of Organization	CA
Date of Formation	07/02/2019
Entity Type	Limited Liability Company
Street Address	541 Lisbon St, San Francisco CA, 94112
Website Address	https://www.eastbaypie.co/

(B) Directors and Officers of the Company

Key Person	Rahul Dharod
Position with the Company Title First Year	 Co owner 2019
Other business experience (last three years)	**Co-Owner** (East Bay Pie LLC - June 2019 - Present) - Running day to day operations from sourcing to daily productions to fulfilling orders of East Bay Pie Co. **Co-Owner** (J&R Packaging and Storing LLC, August 2018 - December 2020) - Started, Operated and managed ready to eat meals fulfillment service. **Co-Owner/CEO** (*Bombay Belly LLC, March 2016 - December 2020*) - Started, Operated and managed local catering company focussed on meal preps and ready to eat meals for B2B clients. Helped created recipes for all dietary restrictions. Managed inventory, produce buying. Helped increase bottom lines.

Key Person	William Holdenstern
Position with the Company Title First Year	 Co-Owner 2019
Other business experience (last three years)	

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Rahul Dharod	50%
William Holdenstern	50%

(D) The Company's Business and Business Plan

The Competition

We differentiate ourselves in two ways, by our wide arrange of flavor profiles and our ability to serve our product through multiple different channels both frozen and hot.

- There are few players in frozen hand size pot pies but no one has the variety and uniqueness in flavors like we do
- There are some local business which either offer the their pies in frozen form or have brick and mortar for their hot pies, but no one has the foothold in local online presence and grocery stores being online or at physical location
- We have a 3 fold sales channel. Online frozen pies via directly through our website or with partnered online grocery stores and marketplaces. Secondly via local grocery stores and Thirdly expected to open a Brick and mortar store offering are classic hand pies as well as a brand new concept of "Build Your Own Pies". No company offers their pies in all 3 sales channel.
- There is no direct competition with our frozen classic pies as the varied flavor offerings we give.
- There is no competition with our Build Your Own Pie kiosks which allows customer to select their pie base, proteins, toppings and sauces.

Traction & Validation

America has an undeniable pie culture, but most fall into the traditional sweet pie category, flavors like apple, berry, pecan, etc. However no one has vastly experimented with flavors around the world. We created a unique flavor profile for all our pies in a most convenient form of eating.

- We started testing the market with pop ups at local breweries and the traction was fabulous.
- We got selected at Good Eggs one of the largest online grocery store having high standards on their product.
- Landed local grocery stores to buy whole sale pies for their frozen selection
- Local Berkeley news paper wrote about our unique pies and their taste leading to our online store selling directly to customers
- By the end of 2021 we got into almost all named online grocery stores and marketplace in Bay Area offering unique frozen pie flavors.
- Our online direct to customer repeat rate is 35% validating the taste and flavor of our pies
- We presented our pies in FoodieLand one of the biggest food festival in Bay area and sold 700 pies in 3 days.

Our Offerings

We have following pie offerings

- Our Classic hand pies sold frozen on our website as well as online/offline grocery store and marketplace
- Pie Bites sold frozen on our website as well as online marketplace
- Build Your Own pies - Deconstructed open pie sold hot at our kiosk

Business Model

Our business model consists of 3 different sales channel. We want to be in all verticals of pie selling and want to be the pioneer in frozen as well as QSR offerings of our pies with unique

flavors. We don't want pie to be a seasonal product and want to make them accessible in all forms.

- First Sales Channel: Direct to consumer frozen via our website
- Second Sales Channel: Online and Offline grocery stores and marketplaces
- Third Sales Channel: Small Kiosks in food courts or high traffic area offering pre baked classic pies as well as Build Your Own pie.

The Team

Rahul and Bill,

Both Rahul and Bill have spent 10+ years each working in the food industry. With their combined knowledge they have created a high quality product that is both highly accessible to customers through a variety of channels as well as easily executable to hot service through small retail setups.
So far we have paired up with a number of well known local breweries (Faction, Gilman and Novel) for hot service and have had such great feedback that after a couple months of events we began having customers tell us they came to the breweries just for our pies. We have also landed quite a few very well known and exclusive partnerships with Bay Area grocers, many of which were hard to get a hold of until we were able to get samples into their hands. As soon as any of our wholesale partners tried our pies they instantly wanted to onboard them, Mollie Stones, Draeger's, Berkeley Bowl, Farmstead and Good Eggs to name a few.
We also continue to see organic growth from our B2C frozen direct deliveries and shipping, only using social media posts and emailers with occasional promotions to help push messaging.

Our Story

East Bay Pie Co was born from the minds of two long time Bay Area culinary industry colleagues. Rahul, one of the cofounders, was inspired by the Bay Area food scene, while Bill, the other cofounder, having grown up eating fresh produce right out of his grandma's garden, realized the importance of using local purveyors.

- Using their knowledge in the culinary world, they wanted to introduce a concept that provided customers with an array of flavors from all around the world.
- Made right out of their Emeryville kitchen, they utilize local vendors and top quality ingredients for their savory and sweet hand pies.
- They hope to let their customers experience the essence of different cultures through their simple, yet untraditional hand pies.

Customer Reviews

"Delicious! Every family should have these in the freezer. Terrific! Quick gourmet dinner and something for everyone in the family. Ready in 45 minutes and wonderful. Kids loved them too because they can choose their pie. I will have a full stock in my freezer from now forward! Thank you:-)" - Amy Verrinder

"Just got my first order and I'm super impressed. Fantastic flavor and great texture. Loved the convenient delivery. I'm doubling my order next time because these make the best lunches."- Sean Taylor

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	March 18, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Opening First Retail Location	$47,000	$94,000
Mainvest Compensation	$3,000	$6,000
TOTAL	$50,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS

OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 5.0%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.3%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	2.5%
$62,500	3.1%
$75,000	3.8%
$87,500	4.4%
$100,000	5.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Rahul Dharod	50%
William Holdenstern	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

East Bay Pie Co forecasts the following milestones:

- Secure lease in Berkley, CA.

- Hire for the following positions: Cashier, Server.

- Achieve $$1,701,614 revenue per year by Year 5.

- Achieve $405,744 profit per year by Year 5.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$484,250	$1,118,838	$1,286,664	$1,479,664	$1,701,614
Cost of Goods Sold	$42,500	$135,739	$156,099	$179,513	$206,439
Gross Profit	$441,750	$983,099	$1,130,565	$1,300,151	$1,495,175
EXPENSES					
Rent	$63,000	$114,000	$130,000	$67,843	$69,539
Utilities	$23,330	$53,902	$61,987	$71,285	$81,977
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$4,500	$10,397	$11,956	$13,749	$15,811
Legal & Professional Fees	$4,000	$4,100	$4,202	$4,307	$4,414
Salaries	$192,720	$560,250	$626,653	$720,651	$828,748
Insurance	$2,000	$4,620	$5,313	$6,109	$7,025
Marketing	$23,313	$53,863	$61,942	$71,233	$81,917
	$0	$0	$0	$0	$0
Operating Profit	$128,887	$181,967	$228,512	$344,974	$405,744

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$9,024.00	$0
Cost of Goods Sold	$1,954.00	$0
Taxes Paid	$0	$0
Net Income	$-1,353.00	$-237.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V